SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three Year Period Ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)
            (To be filed in DUPLICATE. If acknowledgment is desired,
                              file in triplicate.)


     1. Name and business address of person filing statement.

                          James Burwell
                          SCANA Corporation
                          Columbia, SC  29218

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

                          1)      Tongour Simpson Group, LLC
                                  227 Massachusetts Avenue, NE, Suite 1
                                  Washington, DC  20002
                                  Mike Tongour
                          2)      Johnson Company
                                  1275 Pennsylvania Avenue, NW, 10th Floor
                                  Washington, DC  20004
                                  James Johnson


     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                          SCANA Corporation and SCANA's subsidiaries


     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                          Title:  General Manager, Federal Affairs
                          Description:  Regulatory and legislative federal
                                        lobbying in the areas of electric, gas
                                        and telecommunications


     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)



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                  Salary or other compensation:

                              to be            Person or company from
Name of       received        received         whom received or
recipient        (a)             (b)           to be received

James Burwell                 $125,000/year    SCANA Corporation


     (b) Basis for compensation if other than salary.



     6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:
     (b) Itemized list of all other expenses:


Date: January 24, 2001                              (Signed): /S/James Burwell